EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Wells Timberland Operating Partnership, L.P.	(Delaware	)
Timberlands II, LLC	(Delaware	)
Wells Timberland TRS, Inc.	(Delaware	)
Wells TRS Harvesting Operations, LLC	(Delaware	)
Wells Timberland HBU, LLC	(Delaware	)